The Instructions accompanying this Letter of Transmittal (as defined below) should be read carefully before this Letter of Transmittal is completed. You are strongly urged to read the accompanying management information circular before completing this Letter of Transmittal.

This Letter of Transmittal is for use only by registered shareholders of EMX Royalty Corporation in connection with the Plan of Arrangement (as defined below) involving EMX Royalty Corporation, its securityholders, Elemental Altus Royalties Corp. and 1554829 B.C. Ltd. Shareholders whose common shares are registered in the name of a broker, investment dealer, bank, trust company, trustee or other nominee should contact that nominee for assistance in depositing those common shares and should follow the instructions of such nominee in order to deposit their common shares.

This Letter of Transmittal must be validly completed, duly executed and returned to the depositary in relation to the Arrangement (as defined below), Computershare Investor Services Inc. It is important that you validly complete, duly execute and return this Letter of Transmittal on a timely basis in accordance with the instructions contained herein.

LETTER OF TRANSMITTAL

FOR COMMON SHARES

OF

EMX ROYALTY CORPORATION

TO: EMX ROYALTY CORPORATION

AND TO: COMPUTERSHARE INVESTOR SERVICES INC. (the "Depositary")

AND TO: ELEMENTAL ALTUS ROYALTIES CORP.

This Letter of Transmittal ("Letter of Transmittal") is for use by registered holders ("Registered Shareholders") of common shares ("EMX Shares") in the capital of EMX Royalty Corporation ("EMX") in connection with the proposed plan of arrangement (as it may have been or may subsequently be amended, restated, supplemented or modified from time to time, the "Plan of Arrangement") pursuant to the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the "Arrangement") involving, among others, EMX, holders of EMX Shares ("EMX Shareholders"),  Elemental Altus Royalties Corp. ("Elemental Altus") and 1554829 B.C. Ltd. ("AcquireCo").

Pursuant to the Arrangement, beginning at the effective time of the Arrangement (the "Effective Time"), in accordance with the Plan of Arrangement, Elemental Altus, indirectly through an amalgamation of EMX with AcquireCo, will acquire all of the issued and outstanding EMX Shares in exchange for (other than Dissent Shares) newly-issued common shares of Elemental Altus (such shares referred to as the "Consideration Shares"). If the Arrangement is completed, Registered Shareholders (other than Dissenting Shareholders) who have properly completed, duly executed and delivered this Letter of Transmittal, the certificates and/or direct registration system ("DRS Advice") representing the EMX Shares and all other required documents to the Depositary will receive, in exchange for each of their EMX Shares, 0.2822 of a Consideration Share (the "Consideration"), subject to adjustment in accordance with Section 3.5 of the Plan of Arrangement, all as set forth in further detail in the management information circular of EMX dated September 29, 2025 (as the same may be amended, restated, supplemented or modified from time to time, the "Information Circular").

Copies of the Information Circular, the arrangement agreement dated September 4, 2025 among EMX, Elemental Altus and AcquireCo and the Plan of Arrangement (and any amendments thereto) may be accessed under EMX's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at http://www.sec.gov. Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Information Circular. You are encouraged to read the Information Circular in its entirety.

Completion of the Arrangement is subject to the satisfaction or waiver of certain conditions. No Consideration Shares will be issued to EMX Shareholders prior to the Effective Time of the Arrangement, as set forth in the Plan of Arrangement which is appended to the Information Circular as Appendix D.

Please note that the delivery of this Letter of Transmittal, together with the certificate(s) and/or DRS Advice(s) representing your EMX Shares, as applicable, does not constitute a vote in favour of the Arrangement Resolution at the Meeting. To exercise your right to vote at the Meeting, you must attend such Meeting in person or complete and return the form of proxy that accompanied the Information Circular by the proxy deadline set forth therein, in accordance with the instructions provided in the Information Circular.

This Letter of Transmittal is for use by Registered Shareholders only and is not to be used by EMX Shareholders that do not hold their EMX Shares in their own name and whose EMX Shares are held through an Intermediary (as defined below) (the "Non-Registered Shareholders"). A Non-Registered Shareholder does not have EMX Shares registered in its name; rather, such EMX Shares are registered in the name of a broker, investment dealer, bank, trust company, nominee or other intermediary (each, an "Intermediary") through which it purchased the shares or in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant. If you are a Non-Registered Shareholder, you should contact your Intermediary for instructions and assistance in receiving the Consideration Shares for your EMX Shares.

Subject to applicable law and in compliance with Section 5.3 of the Plan of Arrangement, a holder of any certificate and/or DRS Advice formerly representing EMX Shares shall be entitled to, in addition to the Consideration, the amount of any dividend or other distribution declared or made after the Effective Time with respect to the Consideration Shares, if any, without interest, in respect of such holder's Consideration. For greater certainty, no dividend or other distribution declared or paid after the Effective Time with respect to Consideration Shares shall be delivered to the holder of any certificate and/or DRS Advice formerly representing EMX Shares unless and until such holder has properly deposited the holder's EMX Shares with the Depositary in compliance with the provisions of Section 5.3 of the Plan of Arrangement.

In no event shall any holder of EMX Shares be entitled to a fractional Consideration Share and no cash will be paid in lieu thereof. Where the aggregate number of Consideration Shares to be issued to a former EMX Shareholder as consideration under or as a result of this Arrangement would result in a fraction of a Consideration Share being issuable, the number of Consideration Shares shall be rounded down to the nearest whole number, and no such former EMX Shareholder will be entitled to any compensation in respect of a fractional Consideration Share.

In order to receive the Consideration Shares that a Registered Shareholder is entitled to receive pursuant to the Arrangement, Registered Shareholders are required to deposit the certificate(s) and/or DRS Advice(s) representing their EMX Shares with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany the certificate(s) and/or DRS Advice(s) for EMX Shares deposited with the Depositary.

Each Registered Shareholder must complete Box D. To avoid potential backup withholding in the event of a change in currently applicable law or a change in currently known facts, each U.S. Shareholder (as defined below) which is a "U.S. person" (as defined in Instruction 7 below) should complete and submit a United States Internal Revenue Service ("IRS") Form W-9. See Instruction 7. To avoid potential backup withholding in the event of a change in currently applicable law or a change in currently known facts, each Registered Shareholder who provides an address in Box A or Box B that is located within the United States or any territory or possession thereof and is not a "U.S. person" (as defined in Instruction 7 below) should complete and submit the appropriate IRS Form W-8. See Instruction 7. Each U.S. Shareholder is urged to consult its own tax advisors to determine whether it is exempt from backup withholding tax requirements and to determine the proper form to be used to avoid potential backup withholding tax. A current IRS Form W-9 is included in this Letter of Transmittal; the applicable IRS Forms W-8 and accompanying instructions can be found on the IRS website at https://www.irs.gov/forms-instructions.

Whether or not the undersigned delivers the required documentation to the Depositary, as of the Effective Time, the undersigned will cease to be a holder of EMX Shares and, subject to the ultimate expiry deadline identified below and set out in the Plan of Arrangement, will only be entitled to receive the Consideration Shares to which the undersigned is entitled under the Arrangement.

REGISTERED SHAREHOLDERS WHO DO NOT DELIVER CERTIFICATES AND/OR A DRS ADVICE REPRESENTING THEIR EMX SHARES AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY ON OR BEFORE THE DAY THAT IS SIX YEARS FROM THE EFFECTIVE DATE WILL LOSE THEIR RIGHT TO RECEIVE ANY CONSIDERATION FOR THEIR EMX SHARES AND ANY CLAIM OR INTEREST OF ANY KIND OR NATURE AGAINST ELEMENTAL ALTUS, ACQUIRECO, EMX OR THE DEPOSITARY.

Delivery of this Letter of Transmittal to an address other than as set forth on the last page of this Letter of Transmittal will not constitute a valid delivery. If EMX Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different Registered Shareholder. See Instruction 2.

The undersigned hereby deposits with the Depositary the enclosed certificate(s) and/or DRS Advice(s) representing EMX Shares, details of which are as follows:

Name of Registered Shareholder	Certificate/DRS Holder ID Number	Number of EMX Shares

❏ Check here if some or all of your EMX Share certificates have been lost, stolen or destroyed. Please review Instruction 6 for the procedure to replace lost, stolen or destroyed certificates.

(Please print or type in the space above. If space is insufficient, please attach a list to this Letter of Transmittal in the above form. See Instruction 8)

It is understood that, if the Arrangement is completed, and this Letter of Transmittal has been duly completed and signed and received by the Depositary in accordance with the instructions herein, together with the certificate(s) and/or DRS Advice(s) representing the EMX Shares deposited herewith (collectively, the "Deposited EMX Shares") and all other required documents, following the Effective Time of the Arrangement, the Depositary will deliver to the undersigned, in accordance with the issuance and delivery instructions provided in Box A and Box B below, a DRS Advice representing the Consideration Shares that the undersigned is entitled to receive under the Arrangement, or hold such DRS Advice representing the Consideration Shares for pick-up in accordance with the instructions set out in Box C below, and the certificate(s) and/or DRS Advice(s) representing the Deposited EMX Shares will forthwith be cancelled. If neither Box A nor Box B is completed, a DRS Advice representing the Consideration Shares issued in exchange for the Deposited EMX Shares will be issued in the name of the registered holder of the Deposited EMX Shares and it will be mailed to the address of the registered holder of the Deposited EMX Shares as it appeared on the register of EMX.

The undersigned Registered Shareholder understands and acknowledges that the terms, conditions and provisions of this Letter of Transmittal are subject to the terms, conditions and provisions of the Plan of Arrangement. To the extent there is any discrepancy between this Letter of Transmittal and the Plan of Arrangement, the terms, conditions and provisions of the Plan of Arrangement will prevail.

The undersigned Registered Shareholder represents and warrants in favour of EMX and Elemental Altus that, as of the date hereof and as of the Effective Time: (i) the undersigned is the registered and legal owner of the Deposited EMX Shares, with good right and title to the rights represented by the Deposited EMX Shares and that such Deposited EMX Shares represent all of the EMX Shares owned, directly or indirectly, by the undersigned; (ii) such Deposited EMX Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, assign, transfer and deliver the Deposited EMX Shares and that, when the Consideration Shares are delivered, neither EMX, Elemental Altus, AcquireCo, or any affiliate thereof or successor thereto will be subject to any adverse claim in respect of such Deposited EMX Shares; (iv) the Deposited EMX Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited EMX Shares, to any other person; (v) the transfer of the Deposited EMX Shares complies with all applicable laws; (vi) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate; (vii) the delivery of the applicable number of Consideration Shares does not violate any laws applicable to the undersigned and will discharge any and all obligations of EMX, Elemental Altus, AcquireCo and the Depositary with respect to the matters contemplated by this Letter of Transmittal and the Arrangement; (viii) the undersigned has not filed a notice exercising Dissent Rights; and (ix) all information inserted into or accompanying this Letter of Transmittal by the undersigned is complete and accurate. These representations and warranties shall survive the completion of the Arrangement. The undersigned further acknowledges receipt of the Information Circular.

Except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited EMX Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited EMX Shares.

The undersigned hereby agrees to transfer, effective at the Effective Time and pursuant to the Arrangement, all right, title and interest in and to the Deposited EMX Shares and irrevocably appoints and constitutes each officer of Elemental Altus, AcquireCo and EMX and any other person designated by Elemental Altus, AcquireCo or EMX in writing, the lawful attorney of the undersigned, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable) to deliver the Deposited EMX Shares pursuant to the Arrangement and to effect the transfer of the Deposited EMX Shares on the books of EMX to the extent and in the manner provided under the Arrangement.

The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited EMX Shares contemplated by this Letter of Transmittal.

The undersigned agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any EMX Shares transferred in connection with the Arrangement shall be determined by Elemental Altus in its sole discretion and that such determination shall be final and binding. Elemental Altus reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. Elemental Altus further reserves the absolute right to waive any defects or irregularities in the deposit of any EMX Shares. The undersigned acknowledges that there is no duty or obligation upon EMX, Elemental Altus, AcquireCo, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of EMX Shares and no liability will be incurred by any of them for failure to give any such notice.

The undersigned hereby acknowledges that the delivery of the Deposited EMX Shares shall be effected and the risk of loss to such Deposited EMX Shares shall pass only upon proper receipt thereof by the Depositary.

The undersigned acknowledges that all authority conferred, or agreed to be conferred, by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal or legal representatives, successors and assigns of the undersigned.

The undersigned acknowledges that Elemental Altus, AcquireCo and/or EMX may be required to disclose personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to (i) stock exchanges or securities regulatory authorities, (ii) the Depositary, (iii) any of the parties to the Arrangement, (iv) legal counsel to any of the parties to the Arrangement, and (v) as otherwise required by any applicable law.

The undersigned instructs the Depositary to mail the DRS Advice representing the Consideration Shares promptly after the Effective Time, by first-class insured mail, postage prepaid, to the undersigned, or to hold such DRS Advice representing the Consideration Shares for pick-up, in accordance with the instructions given in Box C below.

The undersigned acknowledges that if the Arrangement is completed, the delivery of Deposited EMX Shares pursuant to this Letter of Transmittal is irrevocable. If the Arrangement is not completed or proceeded with, the enclosed certificate(s) and/or DRS Advice(s) and all other ancillary documents will be returned as soon as possible to the undersigned at the address set out below in Box A or Box B, as applicable, or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of EMX.

It is understood that the undersigned will not receive the Consideration Shares in respect of the Deposited EMX Shares until following the Effective Time and after certificate(s) and/or DRS Advice(s) representing the Deposited EMX Shares owned by the undersigned are received by the Depositary at the address set forth on the back of this Letter of Transmittal, together with a duly completed Letter of Transmittal and such additional documents as the Depositary may require, and until the same are processed by the Depositary. It is understood that under no circumstances will any interest accrue or be paid in respect of the Deposited EMX Shares in connection with the Arrangement.

The undersigned acknowledges that, as further detailed in the Information Circular, EMX, Elemental Altus, AcquireCo and the Depositary, as applicable, may deduct and withhold from any Consideration or other amounts otherwise payable or deliverable to any EMX Shareholder under the Arrangement (including, without limitation, any payments to any Registered Shareholder who has duly and validly executed Dissent Rights in respect of the Arrangement (and any dividends or other distributions thereon)), such amounts as EMX, Elemental Altus, AcquireCo or the Depositary, as applicable, is required to deduct and withhold with respect to such payment or delivery under the Income Tax Act (Canada), including all regulations thereunder, the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, or any provision of any applicable provincial, state, local, or foreign tax Law as counsel may advise is required to be so deducted and withheld by EMX, Elemental Altus, AcquireCo or the Depositary, as the case may be. To the extent that taxes or other amounts are so deducted or withheld, such deducted or withheld taxes or other amounts shall be treated for all purposes hereof as having been paid to the person in respect of which such deduction and withholding was made; provided that such deducted or withheld taxes or other amounts are actually remitted to the appropriate governmental entity. The undersigned acknowledges that there may be tax considerations applicable to it with respect to the Arrangement. The undersigned acknowledges that it has consulted or has had the opportunity to consult its own tax advisor with respect to the potential income tax consequences to it of the Arrangement.

The undersigned understands and acknowledges that the Consideration Shares to be received by it pursuant to the Arrangement have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state of the United States, and are being issued in reliance on the exemption from the registration requirements provided by Section 3(a)(10) of the Securities Act and in compliance with any applicable securities laws of the states of the United States. The issuance of the Consideration Shares shall be exempt from, or not subject to, registration under the U.S. state securities, or "blue sky" laws pursuant to applicable exemptions therefrom. Upon issuance, the Consideration Shares will be transferable without restriction under the Securities Act, except by persons who are "affiliates" (as such term is defined under Rule 144 of the Securities Act) of Elemental Altus as of the time of such resale, or were "affiliates" of Elemental Altus within 90 days prior to such time. The determination of an "affiliate" is fact-specific; whether a person is an "affiliate" depends on the facts and circumstances. Persons who may be deemed to be "affiliates" of an issuer (including Elemental Altus) generally include individuals or entities that, directly or indirectly, control, are controlled by, or are under common control with, such issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Consideration Shares by an "affiliate" (or former "affiliate") may be subject to the registration requirements of the Securities Act, absent an exemption therefrom, as more fully described in the Information Circular.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the Consideration Shares received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that any action taken with respect to their securities complies with applicable securities legislation, including any resale of such securities.

By reason of the use by the undersigned of an English language Letter of Transmittal, the undersigned shall be deemed to have required that any contract in connection with the delivery of the EMX Shares pursuant to the Arrangement through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'utilisation d'une lettre d'envoi en langue anglaise par le soussign'e, le soussign'e et les destinataires sont pr'esum'es avoir requis que tout contrat reli'e a ` l'envoi d'actions ordinaires de EMX en vertue de l'arrangement au moyen de la pr'esente lettre d'envoi, de mˆeme que tous les documents qui s'y rapportent, soient r'edig'es exclusivement en langue anglaise.

This Letter of Transmittal will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

BOX A
ENTITLEMENT DELIVERY
All share entitlements will be issued and mailed to your existing registration unless otherwise stated. If you would like your shares dispatched to a different address, please complete BOX B
☐ MAIL ENTITLEMENTS TO ADDRESS ON RECORD (DEFAULT)
☐ MAIL ENTITLEMENTS TO A DIFFERENT ADDRESS (MUST COMPLETE BOX B)
BOX B MAIL ENTITLEMENT TO 3rd PARTY ADDRESS*: ☐ CHECK BOX IF SAME AS EXISTING REGISTRATION (DEFAULT)
(ATTENTION NAME)
(STREET NUMBER & NAME)
(CITY AND PROVINCE/STATE)
(COUNTRY AND POSTAL/ZIP CODE)
(TELEPHONE NUMBER (BUSINESS HOURS)
(SOCIAL INSURANCE/SECURITY NUMBER)
* THE EMX SHARES WILL REMAIN IN THE NAME OF THE REGISTERED SHAREHOLDER NOTWITHSTANDING THE MAILING ADDRESS ABOVE.

BOX C
SPECIAL PICK-UP INSTRUCTIONS

☐ Mark here if the DRS Advice representing the Consideration Shares is to be held for pick-up at the office of the Depositary where the Letter of Transmittal is deposited.

BOX D
RESIDENCY DECLARATION

ALL REGISTERED SHAREHOLDERS ARE REQUIRED TO COMPLETE A RESIDENCY DECLARATION. FAILURE TO COMPLETE A RESIDENCY DECLARATION MAY RESULT IN A DELAY IN YOUR PAYMENT.

The undersigned represents that:

☐ The beneficial owner of the EMX Shares deposited herewith is a U.S. Shareholder, is acting for the account of, benefit of or on behalf of a U.S. Shareholder or has a U.S. address.

☐ The beneficial owner of the EMX Shares deposited herewith is not a U.S. Shareholder, is not acting for the account of, benefit of or on behalf of a U.S. Shareholder and does not have a U.S. address.

A “U.S. Shareholder” is any Registered EMX Shareholder who is either (i) providing an address in Box “A” or Box “B” that is located within the United States or any territory or possession thereof, or (ii) a “U.S. person” for the United States federal income tax purposes as defined in Instruction 7 below. If you are a U.S. person or acting on behalf of a U.S. person, then in order to avoid potential backup withholding in the event of a change in currently applicable law or a change in currently known facts, you must complete the IRS Form W-9 (enclosed) below or otherwise provide certification that such U.S. person is exempt from backup withholding, as discussed in Instruction 7 below). If you are a U.S. Shareholder (or are acting on behalf of a U.S. Shareholder), but you are not a U.S. person (or acting on behalf of a U.S. person), you must complete and provide an appropriate IRS Form W-8 to avoid potential backup withholding in the event of a change in currently applicable law or a change in currently known facts. A current IRS Form W-9 is included in this Letter of Transmittal; the applicable IRS Forms W-8 and accompanying instructions can be found on the IRS website at https://www.irs.gov/forms-instructions.

BOX E
LOST CERTIFICATES

If your lost certificate(s) forms part of an estate or trust, or are valued at more than CAD$200,000.00, please contact Computershare for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

PREMIUM CALCULATION

____________ X CAD$0.30 = Premium Payable $ _____________________ NOTE: Payment NOT required if premium is less than $5.00

The option to replace your certificate by completing this Box E will expire on December 31, 2026. After this date, shareholders must contact Computershare for alternative replacement options. I enclose my certified cheque, bank draft or money order payable to Computershare Investor Services Inc.

STATEMENT OF LOST CERTIFICATES

The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the Original(s), at the time of their death, was) the lawful and unconditional owner of the Original(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) representing the Original(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this Statement for the purpose of transferring or exchanging the Original(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) representing the Original(s) for cancellation should the undersigned, at any time, find the certificate(s).

The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the Original(s), to completely indemnify, protect and hold harmless EMX Royalty Corporation, Elemental Altus Royalties Corp., 1554829 B.C. Ltd., Computershare Investor Services Inc., Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (the “Obligees”), from and against all losses, costs and damages, including court costs and attorneys’ fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the Original(s) and/or the certificate(s) representing the Original(s) and/ or the transfer or exchange of the Originals represented thereby, upon the transfer, exchange or issue of the Originals and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of CAD$0.30 per lost EMX Share is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

BOX F SIGNATURE GUARANTEE	BOX G SIGNATURE
Signature guaranteed by (if required under Instruction 3)	Dated: , 202_

Authorized Signature	Signature of EMX Shareholder or authorized representative (see Instructions 2 and 4)

Name of Guarantor (please print or type)
Address

Address of Guarantor (please print or type)
Name of EMX Shareholder (please print or type)

Daytime Telephone No

Name of authorized representative, if applicable (please print or type)

 YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE
"APPLIED FOR" IN PART I OF THE IRS FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number or employer identification number ("TIN") has not been issued to me, and either (a) I have mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, I may be subject to backup withholding, if any, pursuant to the Arrangement.

Signature ____________________________	Date: __________________________________

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) Registered Shareholders should review the accompanying Information Circular prior to completing this Letter of Transmittal.

(b) This Letter of Transmittal, duly completed and signed, together with any accompanying certificates and/or DRS Advice representing the Deposited EMX Shares and all other required documents must be sent or delivered to the Depositary at the address set out on the back of this Letter of Transmittal. In order to receive the Consideration Shares, it is recommended that the foregoing documents be received by the Depositary at the address set out on the back of this Letter of Transmittal as soon as possible.

(c) The method used to deliver this Letter of Transmittal and any accompanying certificates and/or DRS Advice representing EMX Shares and all other required documents is at the option and risk of the Registered Shareholder and delivery will be deemed effective only when such documents are actually received by the Depositary. Elemental Altus, AcquireCo and EMX recommend that the necessary documentation be hand delivered to the Depositary at the address set out on the back of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Beneficial EMX Shareholders whose EMX Shares are registered in the name of a broker, investment dealer, bank, trust company, nominee or other Intermediary should contact that Intermediary for assistance in depositing those EMX Shares. Delivery to an address other than to the specified address set forth herein does not constitute delivery for this purpose.

(d) Elemental Altus reserves the right, if it so elects, in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompanying documents received by it.

(e) If the DRS Advice representing the Consideration Shares is to be issued in the name of a person other than the person(s) signing this Letter of Transmittal under Box G or if the DRS Advice representing the Consideration Shares is to be mailed to someone other than the person(s) signing this Letter of Transmittal under Box G or to the person(s) signing this Letter of Transmittal under Box G at an address other than that which appears on the register of EMX, the appropriate boxes on this Letter of Transmittal should be completed (Box A and Box B) and the signatures on this Letter of Transmittal must be guaranteed (see Instruction 3).

2. Signatures

This Letter of Transmittal must be completed and signed by the Registered Shareholder under Box G or by such Registered Shareholder's duly authorized representative (in accordance with Instruction 4).

(a) If this Letter of Transmittal is signed by the registered holder(s) of the Deposited EMX Shares, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of the corresponding certificate(s) and/or DRS Advice in respect of such EMX Shares, without any change whatsoever, and the certificate(s) and/or DRS Advice representing the Deposited EMX Shares need not be endorsed. If such deposited certificate(s) and/or DRS Advice are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal (Box G).

(b) Subject to Instruction 4, if this Letter of Transmittal is signed on behalf of the registered holder(s) of the Deposited EMX Shares by a person other than the registered holder(s) of the Deposited EMX Shares, or if a DRS Advice representing Consideration Shares is to be issued to a person other than the registered holder(s) of the Deposited EMX Shares:

(i) any such deposited certificate(s) and/or DRS Advice in respect of the Deposited EMX Shares must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the registered holder(s) of the Deposited EMX Shares; and

(ii) the signature on such endorsement or share transfer power(s) of attorney must correspond exactly to the name of the registered holder(s) of the Deposited EMX Shares as registered or as appearing on the certificate(s) and/or DRS Advice in respect of such Deposited EMX Shares and must be guaranteed as noted in paragraph 3 below of these Instructions.

(c) If any of the Deposited EMX Shares are registered in different names on several certificates and/or DRS Advice(s), it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such Deposited EMX Shares.

3. Guarantee of Signatures

No signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the registered holder(s) of the Deposited EMX Shares surrendered herewith. Subject to Instruction 4, if this Letter of Transmittal is signed on behalf of a registered holder(s) of the Deposited EMX Shares by a person other than the registered holder(s) of the Deposited EMX Shares or if the Consideration Shares is to be issued in a name other than that of the registered holder(s) of the Deposited EMX Shares, such signature must be guaranteed by an Eligible Institution (as defined below) in accordance with the instructions given in Box F, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). An "Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share transfer power(s) of attorney is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Any of Elemental Altus, AcquireCo, EMX or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5. Payment and Delivery Instructions

If neither Box A nor Box B is completed, a DRS Advice representing the Consideration Shares will be issued in the name of the registered holder(s) of the Deposited EMX Shares and will be mailed to the address of the registered holder(s) of the Deposited EMX Shares as it appears on the register of EMX. Otherwise, the DRS Advice representing the Consideration Shares will be issued in the name of the person indicated in Box A and delivered to the address indicated in Box A (unless another address has been provided in Box B). If any DRS Advice representing the Consideration Shares is to be held for pick-up at the office of the Depositary, complete Box C. Any DRS Advice representing the Consideration Shares mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6. Lost Certificates

Option #1: If a EMX Share certificate has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements.

Option #2: Alternatively, Shareholders who have lost, stolen, or destroyed their certificate(s) may participate in Computershare's blanket bond program with Aviva Insurance Company of Canada by completing Box E above, and submitting the applicable certified cheque or money order made payable to Computershare Investor Services Inc.

7. U.S. Federal Income Tax and Backup Withholding

The following does not constitute a summary of the tax consequences of the Arrangement, and EMX Shareholders should review the discussions in the Circular under the headings "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations", and consult with their own tax advisors regarding the tax consequences of the Arrangement.

Each U.S. Shareholder that is a "U.S. person" as defined below which is receiving consideration in connection with the Arrangement should provide the Depository with his, her, or its taxpayer identification number ("TIN") on the IRS Form W-9 which is provided above, and to certify whether such holder is subject to backup withholding of U.S. federal income tax. If the U.S. person does not provide the correct TIN or an adequate basis for an exemption, such U.S. person may, in the event of a change in currently applicable law or a change in currently known facts, be subject to 24% backup withholding with respect to any Consideration Shares due to such holder in connection with the Arrangement. Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained by the holder from the IRS, provided that the required information is timely furnished to the IRS. The Depository cannot refund amounts withheld by reason of backup withholding. Failure to provide a correct TIN may result in additional fines. More serious penalties may be imposed for providing false information which, if willfully done, may result in fines and/or imprisonment.

For purposes of this Letter of Transmittal, you are a "U.S. person" if you are (a) an individual citizen or resident alien of the United States as determined for U.S. federal income tax purposes; (b) a corporation (including an entity taxable as a corporation) created or organized in or under the laws of the United States or any state in the United States or the District of Columbia or otherwise treated as a domestic corporation for U.S. federal income tax purposes; (c) an estate the income of which is subject to United States federal income tax regardless of its source; (d) a trust: (i) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or (e) a partnership, limited liability company or other entity classified as a partnership for United States federal income tax purposes that is created or organized in or under the laws of the United States or any state in the United States or the District of Columbia.

Exempt holders (including, among others, corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in the IRS Form W-9 and sign and date the form.

If a U.S. Shareholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write "Applied For" in the space provided for the TIN in the IRS Form W-9, and sign and date the IRS Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. If "Applied For" is written in the IRS Form W-9 and the Depository is not provided with a TIN within 60 days, the Depository may, in the event of a change in currently applicable law or a change in currently known facts, withhold 24% with respect to any Consideration Shares due to such holder in connection with the Arrangement until a TIN is provided to the Depository.

Each U.S. Shareholder that is not a U.S. person should instead submit an appropriate and properly completed IRS Form W-8, signed under penalty of perjury, certifying the U.S. Shareholder's foreign status to avoid potential backup withholding in the event of a change in currently applicable law or a change in currently known facts. The applicable IRS Forms W-8 and accompanying instructions can be found on the IRS website at https://www.irs.gov/forms-instructions.

EACH HOLDER OF EMX SHARES IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR TO DETERMINE WHETHER SUCH HOLDER IS REQUIRED TO FURNISH AN IRS FORM W-9 OR THE APPROPRIATE IRS FORM W-8 OR IS EXEMPT FROM BACKUP WITHHOLDING.

8. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates and DRS Advices for EMX Shares, additional certificate and/or DRS Advice control numbers and number of EMX Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If EMX Shares are registered in different forms (e.g., "John Doe" and "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits of EMX Shares will be accepted and no fractional Consideration Shares will be issued.

(d) Additional copies of the Letter of Transmittal may be obtained from the Depositary at the address set out on the back of this Letter of Transmittal.

(e) This Letter of Transmittal will be construed in accordance with and be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(f) The holder of the Deposited EMX Shares that are the subject of this Letter of Transmittal hereby unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia and the courts of appeal therefrom.

(g) Under no circumstances will interest accrue or be paid on the Consideration Shares.

(h) Before completing this Letter of Transmittal, you are urged to read the accompanying Information Circular and discuss any questions with your financial, legal and/or tax advisors.

9. Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and Computershare's corporate clients, Computershare receives nonpublic personal information about you  from transactions Computershare performs for you, forms you send us, other communications Computershare has with you or your representatives, etc. This information could include your name, contact details (such as residential address, correspondence address, email address), social insurance number, survey responses, securities holdings and other financial information. Computershare uses this to administer your account, to better serve your and Computershare's clients' needs and for other lawful purposes relating to Computershare's services.  Computershare may transfer personal information to other companies located outside of your province within Canada, or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where Computershare shares your personal information with other companies to provide services to you, Computershare ensures they have adequate safeguards to protect your personal information as per applicable Canadian privacy laws. Computershare also ensures the protection of rights of data subjects under the General Data Protection Regulation, where applicable. Computershare has prepared a Privacy Code to tell you more about Computershare's  information practices, how your privacy is protected and how to contact Computershare's Chief Privacy Officer. It is available at Computershare's website, www.computershare.com, or by writing to Computershare at 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6. Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to Computershare so doing.

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Hand or by Courier

320 Bay Street, 14th Floor

Toronto, Ontario

M5H 4A6

By Mail

P.O. Box 7021

31 Adelaide St E

Toronto, ON M5C 3H2
Attention: Corporate Actions

For Enquiries Only

Toll Free: 1-800-564-6253 (within North America)

1-514-982-7555 (outside North America)

E-Mail: corporateactions@computershare.com